K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

August 1, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention:	Christina DiAngelo Fettig
Sonny Oh

Re:  John Hancock Variable Insurance Trust (the “Trust”) — File No. 333-212374

Registration Statement on Form N-14

Dear Ms. Fettig and Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on: (1) July 25, 2016, from Christina DiAngelo Fettig of the accounting staff of the Securities and Exchange Commission (the “SEC”); and (2) July 27, 2016, from Sonny Oh of the SEC staff, each with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of Lifestyle Growth PS Series, International Value Trust, and 500 Index Trust B, each a series of the Trust (each an “Acquiring Fund”), in connection with the reorganization of Franklin Templeton Founding Allocation Trust, International Core Trust, and U.S. Equity Trust, each also a series of the Trust, respectively (each an “Acquired Fund” and, together with the Acquiring Funds, the “Funds”) (each a “Reorganization”). The Registration Statement was filed with the SEC on July 1, 2016, accession no. 0001133228-16-010680.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

I.	Comments from Ms. Fettig

A.	Exhibits

1.	Comment — In the “Consent of Independent Registered Public Accounting Firm,” which is filed as Exhibit 14(a) to the Registration Statement, the staff notes that PricewaterhouseCoopers LLP, the Trust’s independent registered public accounting firm (“PwC”), consents to references to them under the heading “Appendix A—Form of Agreement and Plan of Reorganization” to the Combined Proxy Statement and Prospectus (the “Proxy Statement/Prospectus”). The staff notes however, that PwC is not referenced under Appendix A to the Proxy/Prospectus, but is referenced under Appendix B to the Proxy/Prospectus, “Financial Highlights of the Funds,” which the consent does not address. Please state what action will be taken to address this inconsistency.

Response — Upon consulting with PwC, the Trust’s understanding is that PwC considers its consent to apply to the references to it under “Appendix B—Financial Highlights of the Funds” in the Proxy Statement/Prospectus rather than to “Appendix A—Form of Agreement and Plan of Reorganization” in the Proxy Statement/Prospectus, notwithstanding the clerical error in the consent. Accordingly, the Trust respectfully submits that no additional action is necessary in this regard.

August 1, 2016

B.	Contract Owner Letter

2.	Comment — On the second page of the introductory letter addressed to Variable Annuity and Variable Life Contract Owners (the “Contract Owner Letter”), it is stated that each “Reorganization is intended to result in a combined Acquiring Fund that has a lower management fee.” Because, in the case of the Reorganization of Franklin Templeton Founding Allocation Trust into Lifestyle Growth PS Series, the Acquiring Fund is expected to have the same management fee, please revise this to state that each Reorganization is intended to result in a combined Acquiring Fund that has a management fee equal to or lower than its corresponding Acquired Fund.

Response — The Trust has made the requested change.

3.	Comment — On the second page of the Contract Owner Letter, it is stated that each “Reorganization is intended to result in a combined Acquiring Fund that has . . . lower net total annual fund operating expenses.” Please confirm that this statement is accurate for each Reorganization in light of the Reorganization expenses that the Acquired Fund is expected to incur.

Response —The Trust so confirms.

4.	Comment — On the second page of the Contract Owner Letter, it is stated the “expenses of each Reorganization will be borne entirely by the applicable Acquired Fund.” Please disclose the rationale for this allocation of expenses.

Response — The Trust respectfully notes that the section entitled “Board Consideration of the Reorganizations” sets forth the factors that the Board considered in concluding that the participation of each Acquired Fund in the applicable Reorganization was in the in the best interests of the Fund, its shareholders, and contract owners whose contract values are determined by investment in the Acquired Fund. Among the specific factors listed in this section is “any direct and indirect costs to be incurred by the Acquired Funds as a result of the Reorganization.” Accordingly, because the Board specifically considered the expected costs to each Acquired Fund of the applicable Reorganization in determining that such Reorganization was in the Fund’s best interests, the Trust respectfully declines to make any changes in response to this comment.

C.	Combined Proxy Statement and Prospectus (“Proxy/Prospectus”)

5.	Comment — Under “Investment Management,” please disclose that the subadviser of each Acquiring Fund will continue to manage the respective combined fund after the Reorganization.

Response — The Trust has made the requested change.

6.	Comment — Under “Overview of the Reorganization,” please address the issues raised in Comments 2, 3, and 4 above with respect to the disclosure in this section that is comparable to the disclosure addressed in those Comments.

Response — The Trust repeats its responses to Comments 2, 3, and 4 with respect to disclosure under “Overview of the Reorganization” that is comparable to the disclosure addressed in those Comments.

7.	Comment — Under “Overview of the Reorganization,” in the penultimate paragraph, please disclose the percentage of the assets held by International Core Trust and U.S. Equity Trust that are expected to be sold in connection with each such Fund’s Reorganization.

Response — The Trust has made the requested changes.

August 1, 2016

8.	Comment — Under “Overview of the Reorganization,” in the penultimate paragraph, please disclose whether Franklin Templeton Founding Allocation Trust will similarly sell a specified percentage of its assets in connection with its Reorganization.

Response — The Trust respectfully notes that the first paragraph under “Proposal 1 — Approval Of Agreement and Plan of Reorganization Providing for the Reorganization of Franklin Templeton Founding Allocation Trust into Lifestyle Growth PS Series,” states that “In connection with the Reorganization, it is anticipated that JHAM (US), the subadvisor to Franklin Templeton Founding Allocation Trust, will restructure the fund’s investments to more closely align with those of Lifestyle Growth PS Series.” However, because these transactions are not expected to incur brokerage or other transaction costs, and are not expected to cause the Acquired Fund to fail to comply with its investment objective and policies, the Trust respectfully declines to make any changes in response to this comment.

9.	Comment — Under “Overview of the Reorganization,” please quantify the dollar amount per share of any capital gains distributions that are expected to result from sales of portfolio assets in connection with the Reorganizations.

Response — We understand the staff’s request for this disclosure as intended to alert contract owners to possible tax liabilities typically associated with capital gains distributions resulting from such transactions.

Although Item 3(b) of Form N-14 requires a discussion of the “primary federal tax and other consequences to the security holders,” the Trust respectfully submits that the contract owners who receive the Proxy/Prospectus should logically be considered the intended “security holders” for this purpose. The Proxy/Prospectus, therefore, explains in plain terms the tax consequences of each Reorganization to such contract owners (including whether portfolio sales in connection with the Reorganization are likely to generate capital gains and resulting tax liabilities).

Because shares of the Funds may be purchased only through variable insurance contracts, it is expected that any dividends or capital gains distributions made by the Funds will be exempt from current federal taxation if left to accumulate within such contracts. As contract owners will not incur any tax liability resulting from sales of portfolio assets, and the value of their insurance contracts will not be diminished by any taxes, the Trust respectfully declines to make any changes in response to this comment.

10.	Comment — Under the description of each Reorganization proposal, under the heading “Comparison of, and Effect on, Fund Operating Expenses,” please revise the annual fund operating expense tables to reflect current expenses.

Response — The Trust respectfully notes that Item 3(a) of Form N-14 directs registrants to follow the format prescribed in Item 3 of Form N-1A. Item 3 of Form N-1A, in turn, requires registrants to “[b]ase the percentages of “Annual Fund Operating Expenses” on amounts incurred during the Fund’s most recent fiscal year,” as a registrant would do in its prospectus. In accordance with these requirements, the fee table information for the Acquired and Acquiring Funds is based on expenses paid by the Funds for the one-year period ended December 31, 2015, each Fund’s most recently completed fiscal year. Furthermore, the Trust represents that there have been no changes to the December 31, 2015 annual fund operating expenses of any Acquired or Acquiring Fund as stated in each such Fund’s currently effective prospectus that would materially affect the information disclosed in the Fund’s annual fund operating expense table. The Trust also respectfully notes that the fee table comparison for the Reorganization of International Core Trust—International Value Trust states that International Core Trust’s management fee has been restated to reflect the contractual management fee schedule that became effective on July 1, 2015, and that the Fund’s “Other expenses” have been restated to reflect current fees and expenses. Accordingly, the Trust declines to make any changes in response to this comment.

August 1, 2016

11.	Comment — Footnote 2 of the fee table under “Proposal 2 — Approval of Agreement and Plan of Reorganization Providing for the Reorganization of International Core Trust into International Value Trust” states that “‘Other expenses’ have been restated from fiscal year amounts to reflect current fees and expenses.” Please explain supplementally the nature of this restatement.

Response — The current information for “Other expenses” in this fee table has been restated to reflect a decrease in custody fees.

12.	Comment — The staff notes that the expense examples under “Proposal 3 — Approval of Agreement and Plan of Reorganization Providing for the Reorganization of U.S. Equity Trust into 500 Index Trust B” appear to assume that the contractual expense limitation for 500 Index Trust B will be in place for a full two years. Please recalculate the expense examples for this Fund to reflect the expiration of the Fund’s contractual expense limitation agreement on April 30, 2018.

Response — The Trust has made the requested change.

13.	Comment — Under “Reasons for the Reorganization,” please summarize the specific factors considered for each proposed Reorganization.

Response — The Trust respectfully notes that the following section entitled “Board Consideration of the Reorganizations” includes a detailed discussion of the specific factors that the Board considered for each Reorganization. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

14.	Comment — Under “Board Consideration of the Reorganizations,” please specify what the Board considered as alternatives to the Reorganization.

Response — The Trust has made the requested changes.

15.	Comment — Under “Federal Income Tax Consequences,” please disclose whether each Reorganization will be treated as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”). In addition, please disclose the capital loss carryforwards available to each Fund, and whether use by any of the Acquiring Funds of the capital loss carryforwards of the corresponding Acquired Fund are subject to limitations.

Response — The Trust has provided the requested information regarding the Funds’ capital loss carryforwards.

Regarding the request for disclosure regarding whether each Reorganization is a tax-free reorganization under the Code, as noted above in the response to Comment 9 from Ms. Fettig, the Trust respectfully submits that the contract owners who receive the Proxy/Prospectus should logically be considered the intended “security holders” for purposes of Item 3(b) of Form N-14. The Proxy/Prospectus, therefore, explains in plain terms the tax consequences of the Reorganization to such contract owners (including whether a Reorganization will be a taxable event for them). Whether the Reorganization will be a taxable or non-taxable reorganization at the Acquired and Acquiring Fund level is irrelevant to contract owners because no tax will be incurred by the Funds (which avoid tax by distributing all income and gains), by the insurance companies (due to the deduction they receive for establishing insurance reserves), or by the contract owners. Accordingly, the values of the insurance contracts held by the contract owners are not impacted by the tax treatment of the Reorganizations.

Further, none of the Reorganizations is conditioned on its being a tax-free reorganization, but only on the receipt of the referenced legal opinion as to its effect on contract owners. Thus, the Trust respectfully declines to add disclosure relating to whether each Reorganization is a tax-free reorganization under the Code.

August 1, 2016

16.	Comment — Footnote (a) to the Capitalization tables discloses that International Core Trust and U.S. Equity Trust are expected to experience substantial redemptions prior to their respective Reorganizations. Please state these Funds’ expected approximate net assets after taking into account these anticipated redemptions.

Response — Apart from the anticipated redemptions described in footnote (a) to the Capitalization tables, the Trust cannot predict the net increase or decrease to these Funds’ net assets resulting from all purchases and redemptions from January 1, 2016 through the date of these anticipated redemptions. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

D.	Statement of Additional Information (“SAI”)

17.	Comment — In the Pro Forma Financial Information for the International Core Trust—International Value Trust and U.S. Equity Trust—500 Index Trust B, please state the percentage of assets expected to be sold in connection with the Reorganization and disclose the expected capital gain per share of each such Fund.

Response — The Trust has made the requested change.

18.	Comment — In the fifth paragraph of the Pro Forma Financial Information for each Fund, please disclose the percentage change in each category of expenses.

Response — The Trust has made the requested change.

19.	Comment — Please revise the Pro Forma Financial Information for each Fund consistent with the guidance provided in the 2010/11 Investment Company Institute Industry Developments Audit Risk Alert.

Response — The Trust has made the requested changes.

Comments from Mr. Oh

A.	Contract Owner Letter

1.	Comment — In the third paragraph under “The Reorganizations,” please clarify which Fund’s Series I shares will be replaced by which Fund’s Series II shares, and whether the replacement will occur if the Reorganization of Franklin Templeton Founding Allocation Trust is not approved. Also, please make conforming changes in the Proxy/Prospectus where appropriate.

Response — The Trust has made the requested changes.

B.	Proxy/Prospectus

2.	Comment — In the discussion of Proposal 1, please confirm the accuracy of the Funds’ risk disclosure. In particular, the staff notes that “Equity risk” is included only as a particular risk of Franklin Templeton Founding Allocation Trust, even though the principal investment strategies of both Funds includes investing directly in equity securities.

Response — With a revision to the principal risk disclosure to include “equity risk” as a principal risk of both Funds, the Trust confirms the accuracy of the Funds’ risk disclosure under the discussion of Proposal 1.

3.	Comment — In the “Performance” section of the discussion of each Proposal, please provide a brief comparison of the two Funds’ performance.

Response — The Trust has made the requested changes.

August 1, 2016

4.	Comment — In the discussion of Proposal 2, please confirm the accuracy of the Funds’ risk disclosure. In particular, the staff notes that “Equity risk” is included as a particular risk of International Value Trust, even though the principal investment strategies of both Funds include investing in equity securities.

Response — With a revision of the particular risks of International Value Trust to rename “Equity risk” as “Value investing risk,” the Trust confirms the accuracy of the Funds’ risk disclosure under the discussion of Proposal 2.

5.	Comment — In the discussion of Proposal 2, it is disclosed under “Investment Management Fees/Subadvisory Arrangements” that International Value Trust paid an effective advisory fee of 0.79% during the 12 months ended December 31, 2015, while the fee table under “Comparison of, and Effect on, Fund Operating Expenses” shows the Fund’s advisory fee as 0.80%. Please reconcile the difference between these two figures.

Response — The advisory fee shown under “Investment Management Fees/Subadvisory Arrangements” reflects advisory fee waivers, while the advisory fee shown in the fee table is the gross advisory fee that International Value Trust incurred during the last fiscal year.

6.	Comment — In the discussion of Proposal 3, under “Comparison of, and Effect on, Fund Operating Expenses,” please revise the second sentence of the introductory paragraph to state that each class of shares of the combined Fund after the Reorganization is expected to have total operating expenses that are lower than the corresponding Acquired Fund shares both before and after any fee waivers or expense limitations.

Response — The Trust has made the requested change.

7.	Comment — In the discussion of Proposal 3, please confirm the accuracy of the Funds’ risk disclosure. In particular, the staff notes that, although 500 Index Trust B may invest in ETFs, there is no “ETF risk” disclosure in the section discussing the Fund’s particular investment risks. Please consider adding such risk disclosure.

Response — With the addition of “Exchange-traded funds risk” to the particular risks of 500 Index Trust B, the Trust confirms the accuracy of the Funds’ risk disclosure under the discussion of Proposal 3.

8.	Comments Relating to Proposal 3, Investment Management Fees/Subadvisory Arrangements

(a)	Please clarify whether the determination of breakpoints in the advisory fee for 500 Index Trust B reflects “Aggregate Net Assets” of the Fund and other affiliated funds.

Response — The determination of breakpoints in the advisory fee for 500 Index Trust B does not reflect the “Aggregate Net Assets” of the Fund and other affiliated funds.

(b)	It is disclosed that U.S. Equity Trust and 500 Index Trust B paid effective advisory fees of 0.75% and 0.22%, respectively, during the 12 months ended December 31, 2015, while the fee table under “Comparison of, and Effect on, Fund Operating Expenses” shows the advisory fees for U.S. Equity Trust and 500 Index Trust B as 0.76% and 0.46%, respectively. Please reconcile the difference between these two sets of figures.

Response — The advisory fees shown under “Investment Management Fees/Subadvisory Arrangements” reflect advisory fee waivers, while the advisory fees shown in the fee table are the gross advisory fees that U.S. Equity Trust and 500 Index Trust B incurred during the last fiscal year.

9.	Comment — In the discussion under “Board Consideration of the Reorganizations,” because the Board considered performance information as of April 30, 2016, please provide specific performance information relating to the performance comparisons described for each Proposal.

Response — The Trust has made the requested changes.

August 1, 2016

10.	Comment — Under “Federal Tax Consequences,” please disclose the applicable sections of the Code that will be cited in the tax opinion.

Response — The Trust has made the requested change.

11.	Comment — Please confirm that the risks described in “Additional Information About the Funds’ Principal Risks” are principal risks of the Funds. In particular, please review whether “Hybrid instrument risk” and “Loan participations risk” are principal risks of any other Funds.

Response — With the deletion of “Loan participations risk,” the Trust confirms that the risks described in this section of the Proxy/Prospectus are principal risks of the Fund. As International Value Trust may invest in hybrid instruments, the Trust has revised the heading of this risk disclosure to state that the risk is applicable only to that Fund.

12.	Comment — Please confirm that the investment policies described under “Additional Information About the Funds’ Investment Policies” relate to the Funds’ principal investment strategies. If that is not the case, please separate and appropriately identify those policies that relate to principal investment strategies and those that do not.

Response — The Trust confirms that the policies described in this section of the Proxy/Prospectus relate to principal investment strategies of the Funds as described in the fund descriptions.

13.	Comment — Please confirm that the information provided under “Outstanding Shares and Share Ownership” will relate to both the Acquired and Acquiring Funds, as required by Item 7(c)(4)(i-iii) of Form N-14.

Response — The Trust so confirms.

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Registration Statement, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*        *         *

The Trust, on behalf of the Acquiring Funds, intends to file definitive forms of Proxy/Prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 261-3240 or Betsy Anne Seel, Assistant Secretary of the Trust, at (617) 663-2166.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc: Betsy Anne Seel